United States securities and exchange commission logo





                              May 11, 2020

       Tim Dyer
       Chief Executive Officer
       Addex Therapeutics Ltd.
       Chemin des Mines 9
       CH-1202 Geneva
       Switzerland

                                                        Re: Addex Therapeutics
Ltd.
                                                            Post-Effective
Amendment No. 1 To Form F-1
                                                            Filed April 27,
2020
                                                            File No. 333-235554

       Dear Mr. Dyer:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Post-Effective Amendment No. 1 To Form F-1

       Incorporation by Reference of Certain Documents, page 159

   1. The language in the third sentence of this section suggests that you are incorporating by reference filings that
you will make in the future. Please tell us the bases on which you rely to forward
incorporate by reference or revise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tim Dyer
Addex Therapeutics Ltd.
May 11, 2020
Page 2

       Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at
(202) 551-3257
with any other questions.



                                                         Sincerely,
FirstName LastNameTim Dyer
                                                         Division of
Corporation Finance
Comapany NameAddex Therapeutics Ltd.
                                                         Office of Life
Sciences
May 11, 2020 Page 2
cc:       Joshua A. Kaufman, Esq.
FirstName LastName